United States Securities and Exchange Commission
Washington, DC 20549-0306
Division of Corporate Finance
Mail Stop 3561

Re:	Cavitation Technologies, Inc.
Form 10-K for Fiscal Year Ended June 30, 2009
Form 10-K for the Fiscal Year Ended June 30, 2010

 Registration Statement File No. 0-29901

November 3, 2010

Ladies and Gentlemen,

This letter is being written as confirmation that we have spoken with your staff member, Attorney Susann Reilly, regarding our response to your comment letter dated October 22, 2010, and that per our discussion with Ms. Reilly, we will have our responses to you by November 19, 2010.

CAVITATION TECHNOLOGIES, INC.

By: /s/ Roman Gordon
Chief Executive Officer